Exhibit 99.1
For Immediate Release
RISKMETRICS GROUP AND GLASS LEWIS & CO RECOMMEND UNITHOLDERS
VOTE TO APPROVE SALE TO TECK COMINCO
CALGARY, September 22, 2008 — Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced that RiskMetrics Group and Glass Lewis & Co. each have published a report recommending that their subscribers vote ‘FOR’ the resolution approving the plan of arrangement between Fording and Teck Cominco Limited that was announced on July 29, 2008. Glass Lewis and RiskMetrics are leading providers of proxy research and voting recommendations.
“We are pleased that RiskMetrics Group and Glass Lewis & Co. are recommending unitholders vote in favour of the transaction,” said Michael Grandin, Chairman of Fording.
The Independent Trustees of Fording have recommended that Fording unitholders vote in favour of the arrangement transaction with Teck Cominco at the special meeting of unitholders, which will be held at 9:00 a.m. Calgary time, on Tuesday, September 30, 2008. Unitholders are urged to carefully read the information circular sent to unitholders in connection with the transaction. Proxies must be received not later than 12:00 p.m. Calgary time on September 29, 2008.
About Fording
Fording Canadian Coal Trust is an open-ended mutual fund trust and one of the largest royalty trusts in Canada. Fording holds a 60% interest in the metallurgical coal operations of the Elk Valley Coal Partnership. Fording’s units are traded on the TSX under the symbol FDG.UN and on the NYSE under the symbol FDG.
FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations Contact:

Colin Petryk	Najda Dupanovic
Fording Canadian Coal Trust	Coordinator, Investor Relations
Director, Investor Relations	(403) 260-9892
(403) 260-9823
Email: investors@fording.ca
Proxy Solicitation Agent
Laurel Hill Advisory Group
1-866-570-5373